

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2017

Via E-mail
Mr. Marco Hegyi
Chief Executive Officer
GrowLife, Inc.
5400 Carillon Point
Kirkland, WA 98033

> **Re: GrowLife, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **Form 10-Q for the Period Ended September 30, 2016**
> **Filed November 14, 2016**
> **Response dated February 15, 2017**
> **File No. 0-50385**

Dear Mr. Hegyi:

We have reviewed your response letter dated February 15, 2017, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Goodwill and Intangible Assets, page 29

1. In your last two letters, you combined your responses to our comments on goodwill and intangible assets. Please provide us with a separate analysis of your testing for the impairment of goodwill under ASC 350-20-35 and the testing of your intangible assets under ASC 350-30-35. Separately discuss each method used and the significant underlying assumptions.

2. Please explain your basis for the assumptions used in your impairment testing of goodwill and intangible assets. For example, explain how your revenue for February 2017, cited in your response, supports a 675% increase. Describe underlying factors such as the expansion of the direct sales group and explain specifically how you factored these items into your assumption. As another example, you list "capital available" as a reason for assumed growth. Please provide a clearer discussion of how you expect available capital to generate the impacts described and how you considered related expenditures. Explain your objective support for assumptions of large increases in gross margins and your specific basis for the significant projected decrease in selling, general and administrative expenses. To the extent you have operating results more recent than September 30 available that are useful in considering your assumptions, please provide.

3. For each significant assumption underlying your testing, please explain how you considered uncertainty in evaluating the unknown impact of projected events, in light of the substantial known objective evidence of your track record and the sequence of events since the purchase of Rocky Mountain Hydroponics in June 2013, the event that generated the goodwill and other intangible assets. You reported 70% less revenue in the nine months ended September 30, 2016, than in the nine months ended September 30, 2015. Revenue in 2015 was 60% less than 2014. You have reported significant operating losses and operating cash outflows since the purchase of Rocky Mountain Hydroponics. Since the acquisition, you changed your business strategy as described on page 4, you closed the acquired Peabody and Boulder stores and reduced your full-time employee count at one point from 46 to 8. Explain how your assumptions of dramatic financial turnaround are reasonable in light of these objective facts.

You may contact Pamela A. Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction